Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
Numerator:
Net Income	$2,049,470	$1,780,235	$3,234,857	$2,954,046

Denominator:
Denominator for basic earnings per share-weighted-average shares	10,258,510	9,955,794	10,151,819	9,843,386
Effect of dilutive securities:
Employee stock options	146,600	120,616	137,823	134,430
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,405,110	10,076,410	10,289,642	9,977,816

Basic earnings per share	$0.20	$0.18	$0.32	$0.30
Diluted earnings per share	$0.20	$0.18	$0.31	$0.30